United States securities and exchange commission logo





                              June 27, 2023

       Howard Gostfrand
       Chief Executive Officer
       OpenLocker Holdings, Inc.
       625 N. Flagler Drive, Suite 600
       West Palm Beach, FL 33401

                                                        Re: OpenLocker
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended April 30, 2023
                                                            File No. 000-24520

       Dear Howard Gostfrand:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For the Fiscal Year Ended July 31, 2022

       General

   1. We note your disclosure and description of your Non-Fungible Token (NFT) products in this section and your
risk factor disclosure on page 24 about the risks if a particular NFT is a security. Please
supplementally provide us with your legal analysis as to whether the
                                                        NFTs you create and
sell, or intend to create or sell, are "securities" within the meaning of
                                                        Section 2(a)(1) of the
Securities Act. In addition to considering the enumerated types of securities set forth in
Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S.
                                                        293 (1946) and Gary
Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith,
                                                        756 F.2d 230 (2d Cir.
1985). Please include in this analysis your role in the NFT
                                                        Marketplace and NFT
Trading Portal platforms, and the creation of the instruments, as well as any ongoing
interest in the NFTs after resale (e.g., transaction or service fees), if applicable.
 Howard Gostfrand
FirstName  LastNameHoward
OpenLocker  Holdings, Inc. Gostfrand
Comapany
June       NameOpenLocker Holdings, Inc.
     27, 2023
June 27,
Page 2 2023 Page 2
FirstName LastName
2. Please provide a legal analysis regarding whether the operation of your OpenLocker NFT
         Marketplace and OpenLocker NFT Trading Portal platforms may be unregistered exchanges, unregistered broker dealers or unregistered clearing agencies. Please also revise your related risk factor disclosure as appropriate.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-10

3. Please provide to us, and disclose in future filings, your accounting policy for the costs to create the NFTs you offer for sale. In your response:
             Describe for us your and your partners' rights and obligations in determining the custody and control of the NFT you offer for sale, Tell us where you recognize the costs to create an NFT in your financial statements,
             If any costs have been capitalized, explain your determination of the cost basis and policy for review for possible impairment, Tell us any accounting alternatives you considered and rejected when reaching your
             conclusions, and
             Reference any specific authoritative accounting literature on which you based your conclusions.
Revenue Recognition, page F-16

4. You disclose that you generate revenue from two main sources, primary sales of NFTs on its online store and commissions collected from sales on the secondary marketplace. You also disclose profit-sharing agreements with your partners and athletes. For each of these sources, please provide to us a detailed analysis supporting your revenue recognition policy for the sale of NFTs.
         1. As it relates to step 1 in ASC 606:
               1. Provide us sample agreements and cross reference your analysis to the specific provisions of those agreements.
               2. Identify your customer. Regarding the profit-sharing agreements, identify whether the customer is the partner or athlete or the ultimate purchaser of the
                    NFT and explain to us why this party is your customer.
               3. Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes.
         2. As it relates to step 2 in ASC 606, tell us your performance obligation(s) and explain how each is distinct. In your reponse, confirm for us the rights transferred upon the sale of the NFT and whether the NFT can be used or viewed separately from the
               OpenLocker software platform.
         3. As it relates to step 3 in ASC 606:
               1. Identify the consideration specified in the contract (including whether you will accept noncash cryptocurrencies as payment), how the amount of consideration is determined and explain how you apply the variable consideration constraint
 Howard Gostfrand
FirstName  LastNameHoward
OpenLocker  Holdings, Inc. Gostfrand
Comapany
June       NameOpenLocker Holdings, Inc.
     27, 2023
June 27,
Page 3 2023 Page 3
FirstName LastName
                    in ASC 606-10-32-11 through 32-13.
               2. Regarding your profit-sharing agreements, explain the payment terms of the contract, when the payments are made, whether payments to your partners and athletes are in fiat or cryptocurrencies, and if in cryptocurrencies, how you determine the value of the payment and recognize it in your financial statements.
         4. As it relates to step 4 in ASC 606, tell us how you allocate transaction price to multiple performance obligations, if applicable.
         5. As it relates to step 5 in ASC 606, tell us how you determined when to recognize revenue and the basis for that determination.
         6. In your analysis, tell us whether you are the principal or agent in these transactions, and describe for us your consideration of ASC 606-10-55-36 through 55-40.
5. You disclose that you will accept payment for the sale of NFTs in fiat or cryptocurrencies. Please explain to us the following:
             Tell us which cryptocurrencies you accept as payment.
             Explain to us how you determined the value of contracts denominated in cryptocurrencies.
             Tell us your accounting treatment of the cryptocurrencies you receive prior to your monthly conversion into fiat currency, including any impairment considerations.
             Confirm for us whether you will store cryptocurrencies for your customers. If so, tell us your consideration of the custody guidance in SAB 121, and explain whether you are obligated under your agreements to safekeep customers' crypto-assets and/or whether you must replace any such assets lost or stolen through breach of or malfunction of the software underlying your system.
Note 5. Stockholders' Equity, page F-22

6.       We note your disclosure that you issued 182,978,736 shares of common stock for
         $828,096 ($0.0001 - $0.40/share) during the year ended July 31, 2022, and the related
         details disclosed on pages 31, F-5 and Notes 5 and 6 of the consolidated financial statements. Please address the following:
             Tell us how you calculated the $.40 per share price, including the details of the related transaction(s) and the market price of your common shares on the transaction dates.
             Tell us how and the period the common stock share purchases by both American
              Capital Ventures and the Leone Group, LLC of 62,500 each were recognized in the consolidated financial statements and the basis of the acquisition price of $.40 on
              12/14/21 as reflected on the Form 4; Statement of Changes of Beneficial Ownership
              of Securities filed October 5, 2022, which was below the market price on 12/14/21.
              Refer also to ASC 718-10-S99.
             Tell us the terms of the 240,814,962 share redemption, including basis of the net amount of $935 considering the market value and recent cash offerings at $.40, including with related and third parties as noted above. Refer to ASC 505-10-50-11.
 Howard Gostfrand
FirstName  LastNameHoward
OpenLocker  Holdings, Inc. Gostfrand
Comapany
June       NameOpenLocker Holdings, Inc.
     27, 2023
June 27,
Page 4 2023 Page 4
FirstName LastName
Note 6 - Acquisition and Pro Forma Financial Information for OpenLocker, Inc., page F-24

7. Please confirm for us whether you acquired any existing NFTs in your acquisition of
         OpenLocker, Inc. If so, tell us where they are recognized in your financial statements, your accounting policy for the acquired NFTs, and explain to us how you determined the fair value of the NFTs as of the acquisition date.
8. Considering the apparent magnitude of the intangible asset and goodwill recognized in the
         OpenLocker acquisition, please address the following:

                Tell us the terms of this transaction, including the factors that make up the goodwill recognized, such as the specific synergies you identified, the relative magnitude of each synergy, the intangible assets that did not qualify for separate recognition, or other factors considered.
                Tell us how you determined the fair value of the intangible assets acquired, including methodologies and material estimates and assumptions used.
                Tell us the facts and circumstances that lead you to determine that intangible assets have a useful life of 7 years.
                Tell us how the $.41 per share valuation, based on a recent cash offering with third parties is consistent with ASC 805-30-30-7. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets as the most reliable fair value measurement, and the lowest priority to unobservable inputs. Refer to ASC
              820-10-35-41.
                Tell us how you considered the guidance in ASC 820 in determining that the price indicated by a recent third-party private placement was more indicative of the fair value of your common stock than the reported closing price on the transaction date.
              In this regard, tell us how you assessed whether your stock trades in an active market, including how you considered the factors in ASC 820-10-35-54C in assessing the volume of trading activity in your common stock.
Form 10-Q for the Fiscal Quarter Ended April 30, 2023

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-10

9. You disclose that you use qualitative factors according to ASC 350-20-35-3 to determine whether it is more likely than not that the fair value of goodwill is less than its carrying amount and that during the period ended April 30, 2023, you determined there were no impairments of goodwill. Considering your going concern disclosure on page 10, your
         Recent Developments disclosure on page 32 that you expect to require $ 1 million in operating funds to carry out your intended plan of operations, only $62,100 in revenues for the nine months ended April 30, 2023 and your disclosure on page 34 of the 10-K for the year ended July 31, 2022 that you only generated revenues of $208 due to the inability to execute on any business due to limited capital and management resources, please tell us how you considered these factors in your goodwill impairment assessment.
 Howard Gostfrand
OpenLocker Holdings, Inc.
June 27, 2023
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Rolf Sundwall at (202) 551-3105 or Michelle Miller at
(202) 551-
3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202)
551-3758 with any other questions.



FirstName LastNameHoward Gostfrand                        Sincerely,
Comapany NameOpenLocker Holdings, Inc.
                                                          Division of
Corporation Finance
June 27, 2023 Page 5                                      Office of Crypto
Assets
FirstName LastName